David Feirstein To Call Writer Directly: (212) 446-4861 David.Feirstein@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-6460

October 20, 2014

Via EDGAR

Mr. Nolan McWilliams

Assistant Director

United States Securities and Exchange

Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	1011773 B.C. Unlimited Liability Company
New Red Canada Partnership
Registration Statement on Form S-4
Filed on September 16, 2014
File No. 333-198769
File No. 333-19769-01

Dear Mr. McWilliams:

On behalf of our clients 1011773 B.C. Unlimited Liability Company, a corporation organized under the laws of British Columbia (“Holdings”) and New Red Canada Partnership, a general partnership organized under the laws of Ontario (“Partnership” and together with Holdings, the “Registrants”), and pursuant to the applicable provisions of the Securities Act of 1933 (as amended, the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on S-4 of the Company, initially filed on September 16, 2014 (the “Registration Statement”). We have enclosed a courtesy package, which includes four copies of Amendment No. 1, all of which have been marked to show changes from the initial filing of the Registration Statement.

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter addressed to Joshua Kobza, the Principal Executive Officer of Holdings, dated October 14, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. The numbered

Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all page numbers in the responses below refer to Amendment No. 1.

Registration Statement on Form S-4

About This Joint Information Statement/Circular

1.	Staff’s comment: Please revise the third paragraph to remove the implication that you are not responsible for the accuracy and completeness of the disclosure in the prospectus and joint information statement/circular.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure in the third paragraph of the “About This Joint Information Statement/Circular” section of the Registration Statement to remove the implication that the Registrants are not responsible for the accuracy and completeness of the disclosures in the Registration Statement.

Questions and Answers about the Transactions, page 1

2.	Staff’s comment: Please add a question and answer disclosing the potential negative factors considered by the board of Tim Hortons in relation to the merger transactions. Please similarly add a question and answer disclosing the potential negative factors considered by the board of Burger King Worldwide in relation to the merger transactions.

Response: In response to the Staff’s comment, the Registrants have added a question and answer on page 5 of the Registration Statement relating to the potential negative factors considered by the board of directors of Tim Hortons in relation to the transactions. In addition, the Registrants have added a question and answer on page 10 of the Registration Statement relating to the potential negative factors considered by the board of directors of Burger King Worldwide in relation to the transactions.

3.	Staff’s comment: Please add a question and answer regarding the reasons why the place of incorporation for the new combined businesses will be in Canada. Please also add a question and answer regarding the amount of financing and amount of debt to be incurred in connection with the transaction.

Response: In response to the Staff’s comment, the Registrants have added questions and answers regarding the reasons why the new business will be incorporated in Canada and as to the amount of financing and debt to be incurred in connection with the transactions on page 5 of the Registration Statement.

What are Tim Hortons reasons for the arrangement?, page 2

4.	Staff’s comment: Please briefly summarize in the answer to this question the most significant reasons for the arrangement. Please similarly revise the first full question and answer on page 8 with respect to Burger King Worldwide’s reasons for the transactions.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 2 and 10 of the Registration Statement.

5.	Staff’s comment: Please summarize the interests of directors and officers of Tim Hortons in the proposed transaction that might be different from the interests of shareholders in a separate question and answer. Please similarly revise the Questions and Answers for Burger King Worldwide Stockholders.

Response: In response to the Staff’s comment, the Registrants have added a question and answer on pages 2 and 3 of the Registration Statement relating to the interests of directors and officers of Tim Hortons in the transactions that might be different from the interests of shareholders. In addition, the Registrants have revised the Questions and Answers for Burger King Stockholders on page 10 of the Registration Statement to reflect the differences in interests between officers and directors of Burger King Worldwide and its stockholders.

Will each Tim Hortons shareholder who makes a cash election?, page 12

6.	Staff’s comment: Please clarify here that a Tim Hortons shareholder will receive less cash and more Holdings common shares if the cash election is oversubscribed.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 14 of the Registration Statement.

Who is soliciting my proxy?, page 24

7.	Staff’s comment: You state that proxies may be solicited by personal interview, telephone, facsimile, or otherwise. Please confirm that you will file all written soliciting material, including any scripts to be used in soliciting proxies by personal interview or by telephone.

Response: The Registrants respectfully advise the Staff that, as a foreign private issuer, Tim Hortons is not subject to the proxy requirements of Regulation 14A promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). As a Canadian reporting issuer, however, Tim Hortons is subject to proxy disclosure requirements under applicable Canadian law, including notably Part 9 of

National Instrument 51-102 Continuous Disclosure Obligations. The Registrants confirm, on behalf of Tim Hortons, that Tim Hortons will comply with the Canadian regulations with respect to the solicitation of proxies to which it is subject, including with respect to the filing of any disclosure material that it sends to its securityholders.

Summary of Financial Information, page 24

8.	Staff’s comment: Please revise the last paragraph on page 24 to remove the statement that the pro forma financial information is provided “for illustrative purposes only.” Please similarly revise the first paragraph of the last risk factor on page 37, the carryover paragraph at the top of page 58, and the fourth paragraph on page 240.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 24, 37, 58 and 245 of the Registration Statement.

Risk Factors, page 26

Burger King Worldwide stockholders may receive a portion of their consideration, page 28

9.	Staff’s comment: Please clarify that the shareholders of Burger King will not know the exact mix of consideration that they will receive prior to making their election.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 28 of the Registration Statement.

An active trading market for Partnership exchangeable units may not develop, page 39

10.	Staff’s comment: Please clarify that the Partnership exchangeable units will not be listed on a national exchange in the U.S.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 39 of the Registration Statement.

The exchange of Partnership exchangeable units into Holdings common shares, page 41

11.	Staff’s comment: Please clarify the risk factor by disclosing that Holdings, as general partner of Partnership, will have the sole discretion to exchange the exchangeable units of Partnership for cash or common shares of Holdings.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 41 of the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page 47

12.	Staff’s comment: As the Private Securities Litigation Reform Act does not apply to this initial public offering of 1011773 B.C. Unlimited Liability Company and New Red Canada Partnership, please remove the reference to the statute.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 47 of the Registration Statement to remove such reference.

Selected Historical Consolidated Financial Data of Burger King Worldwide, page 53

13.	Staff’s comment: We note the last sentence on page 53 which indicates that all references to June 30, 2014 and 2013 and the six months ended June 30, 2014 and 2013 have been derived from unaudited condensed consolidated financial statements and notes thereto not incorporated by reference. As the disclosure on page 307 under the heading “Where you can find more information” indicates the Burger King Worldwide’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 has been incorporated by reference in the filing, it appears this disclosure is in error. Please revise as appropriate.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 53 of the Registration Statement to remove the reference that the unaudited condensed consolidated financial statements and notes thereto for the quarterly period ended June 30, 2014 are not incorporated by reference. Such financial statements are incorporated by reference into the Registration Statement.

14.	Staff’s comment: Within “Other Operating Data” on page 55, we note that the footnotes reference company restaurants and franchise restaurants. In order to enhance clarity regarding how the number of company and franchised operations changed during the periods presented and their impact on your results of operations, please disclose the number of company restaurants and franchise restaurants either within the table on page 55 or in the footnotes, for each period presented.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 55 of the Registration Statement.

Selected Pro Forma Non-GAAP Financial Data, page 58

15.	Staff’s comment: Within footnote (2) on page 59, you state that pro forma adjusted net income is useful to analysts and investors to evaluate your ongoing results of operations. Please revise to disclose any additional purposes that management uses this non-GAAP financial measure for as required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 59 of the Registration Statement.

Beneficial Stock Ownership Information of Burger King Worldwide Stockholders, page 75

16.	Staff’s comment: Please provide ownership information for Burger King Worldwide stockholders as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 75 of the Registration Statement to provide ownership information as of the most recent practicable date.

The Transactions, page 77

17.	Staff’s comment: Please disclose whether there is any known litigation in connection with the transactions. If so, please provide us with copies of any related complaints. We note in this regard “Litigation Related to the Transactions” in the table of contents but we are unable to locate this disclosure on page 147.

Response: In response to the Staff’s comment, the Registrants have revised the table of contents to remove the reference to “Litigation Related to the Transactions”, since as of the date hereof there is no known litigation in connection with the transactions.

Recommendation of Tim Hortons Board of Directors, page 92

18.	Staff’s comment: Please briefly explain how the combined company will be expected to accomplish the objectives referenced in the fourth and fifth bullet points on page 93 given that under the final arrangement Tim Hortons and Burger King will remain separate brands and the separation of functions between the two companies. Please similarly revise the first bullet point in the list of potentially positive factors considered by the Burger King Worldwide board on page 96.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 95 and 98 of the Registration Statement regarding how the combined company will be expected to accomplish the objectives referred to in the disclosure in light of the fact that Tim Hortons and Burger King Worldwide will remain separate brands.

19.	Staff’s comment: You state that requiring Holdings to be a significant supplier of shared services to its subsidiaries as a reason the Tim Hortons board determined that the arrangement is in the best interests of Tim Hortons. Please disclose the shared services that Holdings will oversee after the merger.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 94 of the Registration Statement to list the shared services that Holdings will oversee after the consummation of the transactions.

20.	Staff’s comment: Please clarify whether the amount of outstanding debt and the new debt expected to be incurred to finance the transaction was considered as a negative factor. We note the last risk factor on page 33.

Response: In response to the Staff’s comment, the Registrants have added a bullet to the list of potentially negative factors considered by the Burger King Worldwide board of directors on page 99 of the Registration Statement regarding the new debt expected to be incurred in connection with the transactions.

21.	Staff’s comment: Please quantify, to the extent known, the significant transaction costs and expenses in connection with the arrangement referenced in the ninth bullet point in the listing of potential negative factors on page 95.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 97 of the Registration Statement to quantify the transaction costs and expenses.

Burger King Worldwide’s Reasons for the Merger, page 96

22.	Staff’s comment: Please explain the “attractive free cash flow generation” that the Burger King Worldwide board of directors considered for the merger.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 98 of the Registration Statement.

23.	Staff’s comment: We note that the Burger King Worldwide board of directors considered as a positive factor the anticipated tax benefits to the combined company following the transactions. Please disclose the tax benefits that the combined company expects as a result of the arrangement transactions.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 99 of the Registration Statement accordingly.

24.	Staff’s comment: You disclosed in the tenth bullet point under the listing of potentially negative factors on page 97 that the Burger King Worldwide board of directors considered the risk of changes in law or regulation that could impact the expected benefits of the arrangement. Please disclose the proposed changes in law or regulation that the board considered and specifically address whether the risk of changes in U.S. tax laws was considered as a negative factor.

Response: In response to the Staff’s comment, the Registrants respectfully refer the Staff to the disclosure in “Risk Factors – U.S. Federal Income Tax Risks Related to the Holdings Common Shares and Partnership Exchangeable Units – Future changes to U.S. and non-U.S. tax laws could materially affect Holdings and/or Partnership, including their status as foreign entities for U.S. federal income tax purposes, and adversely affect their anticipated financial positions and results” on page 43 of the Registration Statement. This risk factor sets forth in detail risks related to changes in tax laws or regulations. Reference to such disclosure has been added to page 99 of the Registration Statement.

Opinions of Tim Hortons Financial Advisors, page 98

25.	Staff’s comment: Please provide us with copies of the board books and any other materials prepared by Citigroup Global Markets Inc., RBC Capital Markets, and Lazard Frères & Co. LLC. Such materials should include all presentations made by the financial advisors.

Response: The Registrants respectfully advise the Staff that the joint presentation materials of Citigroup Global Markets Inc. (“Citi”) and RBC Dominion Securities Inc., a member company of RBC Capital Markets (“RBC Capital Markets”), to the Tim Hortons board of directors referenced in the Registration Statement are being provided to the Staff, at the request of Tim Hortons, under separate cover by counsel for RBC Capital Markets on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, on behalf of Tim Hortons, Citi and RBC Capital Markets, counsel for RBC Capital Markets has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for RBC Capital Markets also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation materials provided by Lazard Frères & Co. LLC (“Lazard”), to the Burger King Worldwide board of directors are being provided to the Staff under separate cover by counsel for Lazard on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such Rules, counsel for Lazard has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Lazard also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

26.	Staff’s comment: In arriving at Citi’s financial opinion, please disclose the potential strategic implications and operational benefits that Citi considered as referred to in the fourth bullet point on page 98.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure, now set forth on page 101 of the amended Registration Statement.

Tim Hortons Financial Analyses, page 100 Selected Companies Analysis, page 100

27.	Staff’s comment: Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. For example, please disclose the estimated EBITDA and estimated EPS for each of the companies listed on page 101 for each respective period.

Response: The Registrants supplementally advise the Staff that the estimated EBITDA and estimated earnings per share for the companies reviewed in connection with Citi’s selected companies analysis were not reflected in the presentation materials provided to the Tim Hortons board of directors. However, in response to the Staff’s comment, the Registrants have revised the disclosure relating to such analysis, now set forth on page 103 of the amended Registration Statement to reflect the low to high ranges of the estimated EBITDA multiples and estimated earnings per share multiples, respectively, observed for the selected companies that were utilized in selecting the low to high ranges of estimated EBITDA multiples and estimated earnings per share multiples for such selected companies.

Selected Precedent Transaction Analysis, page 102

28.	Staff’s comment: Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. For example, please disclose the latest 12 month EBITDA for each of the target companies listed on page 102 for each respective period. Please similarly revise the disclosure with respect to the Tim Hortons Selected Precedent Transactions Analysis on page 109.

Response: The Registrants supplementally advise the Staff that the latest 12 months EBITDA for the target companies reviewed in connection with RBC Capital Markets’ selected precedent transactions analysis were not reflected in the presentation materials provided to the Tim Hortons board of directors. However, in response to the

Staff’s comment, the disclosure on page 112 of the Registration Statement relating to such analysis has been revised to reflect the underlying low to high range of transaction values observed for the selected precedent transactions that was utilized in deriving the observed overall low to high range of latest 12 months EBITDA multiples for such selected precedent transactions. The Registrants respectfully note for the Staff that the overall transaction value range observed for the target companies, rather than transaction values for each target company, has been disclosed to conform to the manner in which RBC Capital Markets and the Tim Hortons board of directors considered such information.

The Registrants supplementally advise the Staff that the latest 12 months EBITDA for the target companies reviewed in connection with Citi’s selected precedent transactions analysis were not reflected in the presentation materials provided to the Tim Hortons board of directors. However, in response to the Staff’s comment, the disclosure on page 104 of the Registration Statement relating to such analysis has been revised to reflect the underlying low to high range of transaction values observed for the selected precedent transactions that was utilized in deriving the observed overall low to high range of latest 12 months EBITDA multiples for such selected precedent transactions. The Registrants respectfully note for the Staff that the overall transaction value range observed for the target companies, rather than transaction values for each target company, has been disclosed to conform to the manner in which Citi and the Tim Hortons board of directors considered such information.

Miscellaneous, page 103

29.	Staff’s comment: Refer to the second paragraph of this section. Please quantify any fees payable to Citi and its affiliates relating to any material relationship that existed in the last two years between Tim Hortons and its affiliates and Citi and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. Please similarly revise the discussion on page 110 with respect to material relationships between Tim Hortons and its affiliates and RBC Capital Markets and its affiliates and the discussion on page 120 with respect to material relationships between Burger King Worldwide and its affiliates and Lazard and its affiliates.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 105, 106 and 113 of the Registration Statement. Additionally, in response to the Staff’s comment, the Registrants have revised the disclosure on page 123 of the Registration Statement to quantify the aggregate fees payable to Lazard in connection with Lazard’s financial advisory services provided to Burger King Worldwide’s principal stockholder, 3G Capital, with respect to the acquisition of Burger King Worldwide in 2010 and the acquisition of H.J. Heinz Company. Although Lazard’s relationship with Anheuser-Busch InBev and predecessor companies is noted in the Registration Statement in the interest of providing enhanced disclosure, the Registration

Statement does not quantify the fees payable to Lazard by Anheuser-Busch InBev or its predecessor companies because they are not affiliates of Burger King Worldwide or 3G Capital.

Opinion of RBC Capital Markets, page 104

Tim Hortons Discounted Cash Flow Analysis, page 108

30.	Staff’s comment: Please explain why RBC Capital Markets selected the range of EBITDA multiples of 11.0x to 14.0x.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 110 of the Registration Statement.

Opinion of Burger King Worldwide’s Financial Advisor, page 111

31.	Staff’s comment: We note that Lazard examined certain financial forecasts relating to Tim Hortons provided by the management of Tim Hortons. Please disclose the material financial forecasts provided by management and provided to Lazard to prepare its financial opinion.

Response: The Registrants respectfully advise the Staff that, as noted in response to Comment 7 above, Tim Hortons is a foreign private issuer and, therefore, not subject to the proxy requirements of Regulation 14A promulgated under the Exchange Act. As a Canadian reporting issuer, Tim Hortons is subject to, and complies with, the Canadian proxy rules set forth principally in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. Because the prospectus included in the Registration Statement will also be a management information circular of Tim Hortons under NI 51-102, it has been prepared in compliance with Canadian proxy solicitation requirements. Canadian proxy solicitation requirements do not require Tim Hortons to disclose the type of financial forecast information requested.

The Registrants also respectfully note that the fairness opinion prepared by Lazard after examining the Tim Hortons financial forecast information has been given only with respect to the fairness of the consideration to be received by the stockholders of Burger King Worldwide (other than Holdings, Partnership, Merger Sub and affiliates of Burger King Worldwide) in the transactions, from a financial point of view, to such stockholders of Burger King Worldwide. The Registrants submit that Lazard’s opinion does not relate to the value of the consideration to be received by Tim Hortons shareholders in the arrangement and, as such, does not relate to the investment decision of the Tim Hortons shareholders.

Financing for the Transactions, page 144 Debt Financing, page 145

32.	Staff’s comment: Please file the debt commitment letter as an exhibit to the registration statement or explain to us why you believe this is not required to be filed.

Response: The Registrants respectfully advise the Staff that they intend to enter into the credit facility prior to effectiveness of the Registration Statement. Accordingly, the Registrants will file a copy of the credit agreement as an exhibit in a future amendment. Additionally, the Registrants have filed a copy of the indenture as Exhibit 4.1 to the Registration Statement. Since the Registrants have filed the indenture and will be filing the definitive credit agreement, they do not believe that the information in the debt commitment letter is useful to investors or required to be filed.

Accounting Treatment of the Transactions, page 146

33.	Staff’s comment: Please revise the discussion on page 146 to explain the accounting treatment for the transaction in which the stockholders of Burger King Worldwide common stock will exchange their common shares for Holdings common shares and/or newly issued Partnership exchangeable units as described on page 77 of the filing under the heading “The Transactions.” Your discussion of the accounting treatment on page 19 should be similarly revised.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 19 and 148 of the Registration Statement.

Material Tax Considerations for the Transactions, page 146

34.	Staff’s comment: Please revise the third paragraph of this section and the bolded paragraph on page 169 to remove the statement that the discussion of material tax consequences is “for general purposes only” or “of a general nature only.”

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 148 and 171 of the Registration Statement.

35.	Staff’s comment: To the extent you intend to file short-form opinions of Paul, Weiss, or Wachtell, please name tax counsel in this section and clarify that the discussion constitutes the opinion of counsel.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 149 of the Registration Statement to provide the additional disclosure.

The Arrangement Agreement, page 183

36.	Staff’s comment: Refer to your discussion in the second paragraph and in the carryover paragraph on pages 187-188 with respect to representations and warranties contained in the arrangement agreement. Please confirm your understanding that you are responsible for considering whether additional specific disclosure or material information regarding material contractual provisions are required to make the statements included in your disclosure not misleading.

Response: The Registrants confirm their understanding that they are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the statements included in the Registration Statement not misleading.

Treatment of Outstanding Tim Hortons Equity Awards, page 185

37.	Staff’s comment: We note from the discussion on page 185 that vested options surrendered by Tim Hortons shareholders will receive Tim Hortons shares equal to the value of the in-the-money options surrendered. We also note from the discussion on page 186 that Tim Hortons Restricted Stock Units and Performance Stock Units will vest and common shares will be issued in full settlement of such awards. Please explain whether Tim Hortons will be required to recognize any expense in its financial statements as a result of the settlement of the restricted stock units and performance stock units. If not, please explain why. If the shares that will be received as a result of these transactions will become part of the merger consideration, please explain how these vested options, restricted stock units and performance stock units have been considered in determining the purchase price for Tim Hortons reflected in Note 3 on pages 245 and 246 of the pro forma financial information. If they have not been considered in determining the purchase price, please explain why.

Response: The Tim Hortons common shares received in exchange for vested Tim Hortons stock options that are surrendered have been included as part of the purchase price. The Registrants respectfully advise the Staff that pursuant to the plan of arrangement, on the date of the effective time of the transactions, the Tim Hortons unvested restricted stock units (“RSUs”), and unvested performance stock units (“PSUs”) will vest, with the number of PSUs determined based on the maximum or highest level achievable and with Tim Hortons common shares being issued in full settlement of such awards. This vesting results from the plan of arrangement, as the awards do not automatically vest upon a change of control pursuant to their terms (absent a qualifying termination in connection with a change of control). The Tim Hortons common shares issued in exchange for such unvested RSUs and PSUs will then be settled by Burger King Worldwide as part of the transactions.

The accounting for this transaction is considered to be the same as when the acquirer issues a fully vested replacement award in exchange for an unvested award. Until the date of the effective time of the transaction, Tim Hortons will continue to recognize compensation expense at grant date fair value of the PSUs and RSUs over the original vesting period. On the date of the effective time of the transactions, Tim Hortons will recognize incremental stock compensation expense for the fair value of the modified award in its pre-combination financial statements, attributable to the pre-combination service period. Holdings will recognize the post-combination attribution of the fair value of the replacement award as a post-combination expense, separate from the acquisition transaction. The portion of the awards attributable to the pre-combination period forms part of the consideration paid for Tim Hortons.

38.	Staff’s comment: We note the disclosure indicating that each outstanding Tim Hortons stock option whether vested or unvested that is not surrendered will be exchanged for a stock option to acquire from Holdings a number of Holdings common shares equal to the product of (a) the number of Tim Hortons shares subject to options multiplied by (b) the exchange ratio of 3.0879 rounded down to the nearest whole number of shares. The exercise price of the option will be equal to the quotient of (a) the exercise price per Tim Hortons common share to be exchanged divided by (b) the exchange ratio of 3.0879, provided that the in-the-money value of such Holdings stock options immediately after the issuance may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Please tell us and revise to disclose whether you will be required to recognize any incremental compensation expense as a result of the exchange of Tim Hortons stock options for options of Holdings.

Response: The Registrants respectfully advise the Staff that they do not expect a material incremental compensation expense to be recognized by Tim Hortons or Holdings as a result of the issuance of replacement awards. Each Tim Hortons stock option and its tandem stock appreciation right (“SAR”) that is not vested or is vested and not surrendered will be exchanged for a Holdings stock option with a tandem SAR with materially equivalent terms and conditions as each exchanged Tim Hortons stock option with a tandem SAR. Tim Hortons stock options with tandem SARs are accounted for as cash-settled and revalued to fair value at the end of each reporting period in Tim Hortons financial statements. As each replacement Holdings stock option with an associated tandem SAR is expected to have materially equivalent terms and conditions as the exchanged Tim Hortons stock option and tandem SAR it replaces (including with respect to being issued with a tandem SAR, the term to expiry, conditions to and manner of exercising and vesting schedule), it is not expected that there will be a material difference between the fair value of the Tim Hortons stock options with tandem SARs as compared to the fair value of the replacement awards at the effective time of the transactions. To the extent that any material difference exists, an analysis of the difference, and whether it relates to pre-combination or post-combination services, will be made and recognized as appropriate. The Registrants have revised the disclosure on page 188 of the Registration Statement accordingly.

39.	Staff’s comment: We note the disclosure indicating that at the time of the merger, all outstanding Tim Hortons deferred stock units will vest and Tim Hortons will pay holders of Tim Hortons deferred stock units an amount in cash equal to C$65.50 plus the value of .8025 newly issued common shares of Holdings. Please tell us whether these deferred stock units will vest in accordance with their original terms as a result of change in control provisions triggered by the merger transaction or whether their terms of settlement were changed as a result of entering into the merger agreement. Also, please indicate whether Tim Hortons or Holdings will be required to recognize any compensation expense as a result of the accelerated vesting of these awards.

Response: The Registrants respectfully advise the Staff that the deferred stock units (“DSUs”) will vest in accordance with their original terms and that there were no changes to the terms of the DSUs as a result of entering into the arrangement agreement. The DSUs are granted as compensation for services provided by non-employee members of the Tim Hortons board of directors. Pursuant to the terms of the Amended and Restated Non-Employee Director Deferred Stock Unit Plan, DSUs vest and settle at the time of a director’s separation from service. The Tim Hortons directors will cease serving as directors of Tim Hortons at the effective time of the transactions, and thus the DSUs are expected to vest at such time.

DSUs are notional units which are cash-settled, and these units are therefore revalued to fair value at the end of each reporting period. Until the effective time of the transactions, Tim Hortons will continue to recognize the revaluation impact of outstanding DSUs in its financial statements.

At the effective time of the transactions, all outstanding DSUs will be settled for the equivalent of C$65.50 cash plus the value of 0.8025 newly issued Holdings common shares. The settlement of outstanding DSUs has been included in the calculation of the purchase price. On a post-combination basis, no compensation expense related to Tim Hortons DSUs will be recognized in Holdings’ financial statements. The Registrants have revised the disclosure on page 188 of the Registration Statement accordingly.

Unaudited Pro forma Condensed Consolidated Financial Information, page 240

40.	Staff’s comment: Please revise the introductory paragraph to disclose the significant terms of the transactions that have been reflected in the pro forma financial information, including the nature and amount of any financing transactions that will completed in order to fund the acquisition transaction. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 244 of the Registration Statement to disclose the significant transactions that have been reflected in the pro forma financial information, including the nature and amount of any financing transactions that will be completed in order to fund the acquisition transactions.

Unaudited Pro Forma Condensed Consolidated Balance Sheet As of June 30, 2014, page 242

41.	Staff’s comment: Please revise to present Tim Hortons’ non-controlling interest separately from its total stockholders’ equity consistent with the presentation used in Tim Hortons’ audited and interim financial statements.

Response: In response to the Staff’s comment, the Registrants have revised the presentation of the unaudited pro forma condensed consolidated balance sheet as of June 30, 2014 on page 247 of the Registration Statement to include Tim Hortons non-controlling interest of $1.5 million separately from its shareholders’ equity. The Registrants respectfully advise the Staff that the presentation is now consistent with Tim Hortons audited and interim financial statements.

Notes to unaudited pro forma condensed consolidated balance sheet, page 244

42.	Staff’s comment: Refer to footnote (1). Please explain why you believe it is appropriate to reclassify $15.4 million of Tim Hortons’ other accrued liabilities to the gift card liability line item.

Response: In response to the Staff’s comment, the Registrants have revised the introductory sentence to footnote (1) on page 248 of the Registration Statement to clarify that the reclassifications are required to conform the condensed consolidated presentation to historical amounts of both Burger King Worldwide and Tim Hortons. Additionally, the Registrants have added a footnote to the Registration Statement to clarify that $15.4 million of gift card liabilities reflected as “Other accrued liabilities” in Burger King Worldwide’s historical amounts and $120.4 million of “Tim Card obligation” in Tim Hortons historical amounts have been reclassified as “Gift card liability” in the unaudited pro forma condensed consolidated balance sheet.

43.	Staff’s comment: Refer to footnote 2(a). We note from the disclosure in footnote 2(a) that this amount includes a bearer deposit note for $39.9 million recognized in other assets, net related to Tim Hortons’ stock-based compensation arrangements, for which cash will be received upon extinguishment of certain Tim Hortons stock-based compensation arrangements. Please explain to us in further detail why cash will be received for this bearer note upon extinguishment of certain Tim Hortons stock-based compensation arrangements.

Response: The Registrants respectfully advise the Staff that Tim Hortons holds bearer deposit notes as collateral to reduce the carrying cost of the total return swaps (“TRS”) associated with certain stock-based compensation arrangements. As a result of the transactions, the TRS are required to be settled in accordance with the original agreements. Since the bearer deposit notes are required to collateralize the TRS, the bearer deposit notes will automatically be monetized once the swaps are settled and reclassified to cash and cash equivalents as there will be no ongoing need to maintain the bearer deposit notes. The resulting proceeds from the bearer deposit notes will be used as a funding source of the transactions. The Registrants have revised footnote 2(a) on page 248 of the Registration Statement accordingly.

44.	Staff’s comment: Refer to footnote 2(b). We note that this source of cash relates to the settlement of Burger King Worldwide’s interest rate swap on existing indebtedness for $63 million and Tim Hortons’ Total Return Swap for $16.1 million. Please revise to clearly explain why these derivative settlements are directly related to the financing transactions reflected in the pro forma financial information and explain how the amounts of these settlements were calculated or determined. Footnote (6) on page 248 should be similarly revised.

Response: The Registrants respectfully advise the Staff that Tim Hortons TRS are swaps on Tim Hortons common shares and are utilized as an economic hedge for Tim Hortons stock-based compensation arrangements that will settle in cash (i.e., DSUs and stock options with tandem SARs). As a result of the transactions, the TRS are required to be settled in accordance with the original agreements. The proceeds received upon settlement of Tim Hortons TRS are necessary for funding at the closing of the transactions and therefore are directly related to the financing of the transactions. The value of the TRS was determined based on the fair value of the TRS recognized on Tim Hortons balance sheet as of June 30, 2014.

Burger King Worldwide’s settlement of its forward starting interest rate swaps is not directly related to the financing transactions and has been removed from the pro forma financial statements. The Registrants have revised footnote 2(b) on page 249 and footnote (6) on page 252 of the Registration Statement accordingly.

45.	Staff’s comment: Please explain in footnote (2)(c) how the original issue discount associated with the New Term Loan Facility of $33.7 million was calculated or determined.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 249 of the Registration Statement to update the original issue discount associated with the New Term Loan Facility to $67.5 million, which represents the amount of original issue discount in the new credit agreement.

46.	Staff’s comment: Within Note (2)(d) on page 245, you state that the second lien senior secured Notes as presented do not reflect the initial purchasers’ discount, any original issue discount or estimated fees and expenses. Please tell us and revise your disclosure to explain why these amounts have not been reflected in the determination of the amount of funds to be received from the notes.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 249 of the Registration Statement to clarify that estimated fees and expenses associated with the second lien senior secured notes are reflected as a use of funds with all other estimated fees and expenses associated with the transactions. The notes were not issued with any original issue discount.

47.	Staff’s comment: Refer to footnote 2(f). Please revise to explain in further detail how the amount of funds associated with the new common equity was calculated or determined. In this regard, please revise to disclose the number of Tim Hortons shares outstanding at June 30, 2014 that will receive the new common equity in Holdings at a conversion rate of .8025 per Tim Hortons share.

Response: The Registrants respectfully advise the Staff that new common equity is the value of 107.2 million Holdings common shares that Tim Hortons shareholders will receive in exchange for 133,639,410 existing Tim Hortons common shares at an exchange ratio of 0.8025 per common share in Tim Hortons. The value of each Holdings common share is based on the closing price of Burger King Worldwide on October 17, 2014 of $29.50. The share consideration was calculated in CAD such that $29.50 was converted to CAD using the October 17, 2014 USD:CAD exchange rate of 1.1277 for an approximate share price of C$33.27. For pro forma purposes, the total value of new common equity was then converted to USD using a June 30, 2014 exchange ratio of 0.937210. The Registrants have revised footnote 2(f) on page 249 of the Registration Statement accordingly.

48.	Staff’s comment: Refer to footnotes 3(b). We note that you are valuing the shares to be issued to the Tim Hortons shareholders based on the closing price of Burger King Worldwide’s shares on August 28, 2014. Please revise to use the most recent stock price available at the time of the filing for purposes of calculating the portion of the purchase price associated with the Holdings common shares to be issued to Tim Hortons shareholders. In addition, please provide a sensitivity analysis showing how the purchase price will be impacted in the event of increases or decreases in this share price.

Response: In response to the Staff’s comment, the Registrants have revised the value of the Holdings common shares to be issued to Tim Hortons shareholders to be based on the $29.50 (or approximately C$33.27) stock price of Burger King Worldwide common stock available at market close on October 17, 2014, the most recent stock price available at the time of filing the Registration Statement. Between August 28, 2014 and October 17, 2014, Burger King Worldwide’s share price ranged between $28.48 and $33.82. If the transactions had been consummated at the aforementioned share prices, the total consideration used for pro forma purposes would have ranged between approximately $11,427.0 million and $12,033.0 million. The Registrants have revised footnote 3(b) on page 250 of the Registration Statement accordingly.

49.	Staff’s comment: Within Note (3)(b) on page 246, please revise your disclosure to state the number of Holdings shares used to calculate the share consideration.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 250 of the Registration Statement to state that 107.2 million Holdings common shares were used to calculate the share consideration, which number was based on the number of Tim Hortons common shares outstanding as of June 30, 2014, multiplied by the exchange ratio of 0.8025.

50.

Staff’s comment: We note from the discussion on page 3 under “Consideration to be Received in the Transaction” and elsewhere in the filing that Tim Hortons shareholders will be entitled to received C$65.50 in cash and 0.8025 newly issued Holdings common shares in exchange for each common share of Tim Hortons held by such shareholder, or they can elect to make an election to receive cash under which they will be entitled to receive C$88.50 in cash for each common share of Tim Hortons, or make an election to receive Holdings common shares in which case they will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each Tim Hortons common share, subject to certain limitations. Given the variability of the resultant consideration that may be issued in the acquisition transaction and its impact on the overall purchase price and related goodwill that may be recognized, as well as the combined entity’s earnings per share, please revise to include a sensitivity analysis explaining how the nature and amount of the consideration issued, the purchase price and the resultant goodwill recognized could be impacted by the possible elections that could be made by Tim Hortons shareholders. Similar disclosure should also be provided with respect to the earnings per share calculations. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

Response: The Registrants respectfully advise the Staff that the aggregate amount of all cash and stock payable to Tim Hortons shareholders is fixed. Further, any elections made by Tim Hortons shareholders with respect to their Tim Hortons common shares will not impact the aggregate makeup of consideration payable to Tim Hortons shareholders. Accordingly, no sensitivity analysis explaining how the nature and amount of the consideration issued, the purchase price and the resultant goodwill recognized could be impacted by the possible elections made by Tim Hortons shareholders is necessary or appropriate.

For further clarity, any elections made by existing Tim Hortons shareholders, whether for cash or for newly issued Holdings common shares, will be subject to adjustment. However, the aggregate pool of cash and the number of Holdings common shares available for all Tim Hortons shareholders will be equal to the aggregate amount of cash that would have been paid, and the aggregate number of Holdings common shares that would have been issued, to all Tim Hortons shareholders had the default election to receive a mix of cash and Holdings common shares been made with respect to each Tim Hortons common share. In other words, despite any elections made by Tim Hortons shareholders, after the required adjustments, the aggregate consideration paid to Tim Hortons shareholders will equal 0.8025 Holdings common shares per Tim Hortons common share and cash of C$65.50 per Tim Hortons common share.

Because these amounts will not vary in the aggregate, even after giving effect to any elections made by Tim Hortons shareholders, the elections will not impact the overall purchase price and related goodwill or Holdings’ earnings per share, and no sensitivity analysis is necessary or appropriate with respect to these metrics.

51.	Staff’s comment: In a related matter, we note from the disclosure on page 77 under the heading “The Transactions,” that if the merger is completed, each share of Burger King Worldwide common stock outstanding at the time of the merger will be converted into the right to receive .99 new issued Holdings common shares and .01 newly issued Partnership exchangeable shares or if the shareholder makes an election to receive consideration solely in the form of exchangeable units of the Partnership, one Partnership exchangeable unit for each share of Burger King Worldwide common stock, subject to certain limitations. Please explain why this portion of the transaction, as well as the transaction in which Holdings obtains its general partnership interest in the partnership (and its majority interest (by vote and value)), have not been reflected in the pro forma financial information. Please advise or revise as appropriate.

Response: The Registrants respectfully advise the Staff that the Partnership exchangeable units are designed to have distribution and voting rights that are substantially equivalent to those of the Holdings common shares. Specifically, pursuant to the terms of the Limited Partnership Agreement of Partnership each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that have been declared and are payable in respect of a Holdings common share. In addition, holders of exchangeable units are entitled to one vote per unit (through a Special Voting Share of Holdings, held in trust for the unit holders) and vote together with the Common Shares and the Preferred Shares as a single class. Accordingly, the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares.

The effects of the transaction by which Holdings obtains its general partnership interest in Partnership will eliminate fully in consolidation and therefore have not been reflected in the pro forma financial information. The Registrants have revised the disclosure on page 77 of the Registration Statement to add an explanation of this treatment to the earnings per share presentation in the pro forma information.

52.	Staff’s comment: Please revise footnote 3(c) to explain the significant assumptions used to determine the amount of cash payments that will be required to settle Tim Hortons deferred stock units.

Response: The Registrants respectfully advise the Staff that immediately prior to the completion of the transactions, all outstanding Tim Hortons DSUs will vest in accordance with their original terms, and each holder thereof will receive a cash payment in exchange for the settlement of such DSUs. As of June 30, 2014, there were 153,215 outstanding DSUs. The cash payment per DSU was determined to be C$92.20, which was based on the total value of the mix of consideration paid to Tim Hortons shareholders. Specifically, the total value of the mix of consideration paid to Tim Hortons shareholders would be C$65.50, plus C$26.70, which represents the value per share of Holdings Tim Hortons shareholders will receive based on an exchange ratio of 0.8025 for each Tim Hortons common share and the closing price of Burger King Worldwide common stock on October 17, 2014 ($29.50 or approximately C$33.27). For pro forma purposes, the cash payment in exchange for the DSUs was then converted to USD using a June 30, 2014 exchange ratio of 0.937210. The Registrants have revised footnote 3(c) on page 250 of the Registration Statement accordingly.

53.	Staff’s comment: Please revise footnote 3(f) to explain the significant assumptions used to determine the amount of the settlement of the stock-based compensation liability associated with Tim Hortons equity awards.

Response: The Registrants respectfully advise the Staff that the stock-based compensation liability represents the fair value liability of stock options with associated tandem SARs, and DSUs, as at June 30, 2014, as these awards are accounted for by Tim Hortons as cash-settled awards.

Stock options with tandem SARs are valued using the Black-Scholes option pricing model, including assumptions such as the estimated length of time employees will retain their stock options before exercising them (“expected term”), the expected volatility of the Tim Hortons common share price over the expected term, the risk-free interest rate, the dividend yield, and the forfeiture rate. DSUs are valued as the difference between the current Tim Hortons common share market price and the original grant price. The Registrants have revised footnote 3(f) on page 251 of the Registration Statement to include additional disclosure with respect to the valuation methodology and significant assumptions used to measure the value of these awards.

54.	Staff’s comment: Within Note (3)(g) on page 246, you state that the adjustment to your deferred tax liability is based on a statutory tax rate of approximately 26.5%. Based upon the information from the Tim Hortons Form 10-K for the year ended December 29, 2013, as filed on February 25, 2014 and incorporated by reference into this document, it appears that 26.5% is the statutory rate utilized by Tim Hortons when calculating their corporate tax rate. As such, please revise your disclosure to state where this statutory rate was derived from and why this rate was considered appropriate. Note (e) on page 253 and note (E) on page 258 should be similarly revised.

Response: The Registrants respectfully advise the Staff that Holdings analyzed specific tax jurisdictions in which it expects to operate, including Canada,

the United States, Switzerland and Singapore, and based on the pro forma adjustments, determined that the appropriate blended statutory rate to calculate its deferred tax impacts would be approximately 26%. The Registrants have revised footnote 3(g) on page 251, footnote (e) on page 259 and footnote (E) on page 264 of the Registration Statement accordingly.

55.	Staff’s comment: We note from the disclosure in footnote (3) that a significant portion of the excess purchase price over the net asset acquired has been allocated to goodwill. Please revise the notes to the pro forma financial information to provide a qualitative description of the factors that are expected to make up the goodwill recognized such as the expected synergies from combining operations of the acquiree, intangible assets that do not qualify for separate recognition or other factors. Also, please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in ASC 805-30-50-1.

Response: In response to the Staff’s comment, the Registrants have revised footnote 3(h) on page 251 of the Registration Statement to identify the factors that are expected to make up the goodwill recognized, including planned growth in new markets, synergies and Tim Hortons assembled workforce that does not qualify for separate recognition. Additionally, the Registrants have revised footnote 3(h) on page 251 of the Registration Statement to indicate that goodwill will not be deductible for income tax purposes.

56.	Staff’s comment: We note your pro forma financing adjustments include an adjustment in the amount of $4,908.8 related to term debt, net of current portion. Based on the disclosure in Note (4) on page 247, it appears that this adjustment includes the amount of payoff of Ad Fund – long-term portion. If our understanding is correct, please revise your disclosure in Note (4) to clarify. Also, please explain in Note (4) why the payoff of the Ad Fund is being completed in connection with the acquisition transaction and explain why it appears that restricted cash is being used for this purpose.

Response: The Registrants respectfully advise the Staff that it is expected that under the terms of the new credit agreement, the Tim Hortons Advertising and Promotion Fund (Canada) Inc. will no longer be required to repay the debt from external lenders (the “External Debt”). The Registrants have removed the pro forma adjustment to repay the External Debt with proceeds of a loan from restricted cash and cash equivalents from page 251 of the Registration Statement accordingly.

57.

Staff’s comment: We note that your pro forma financing adjustment to other assets, net in the amount of $3.0 million, is comprised of amounts derived from three separate footnotes, presented on a net basis within the pro forma financial statements. Please revise to clarify this presentation by either showing the amounts gross on the face of the pro forma balance sheet or by detailing the calculation of this net amount within one footnote.

Response: In response to the Staff’s comment, the Registrants have revised footnote (6) on page 252 of the Registration Statement to show the amounts of the components and the calculation of the pro forma financing adjustment to other assets, net.

58.	Staff’s comment: Refer to footnote (7). Please revise footnote (7) to explain the significant assumptions used to calculate or determine the pro forma impact of the financing transactions on deferred income taxes.

Response: The Registrants respectfully advise the Staff that the deferred tax adjustments for pro forma purposes relate to historical deferred tax assets and liabilities recognized by each of Burger King Worldwide and Tim Hortons. The significant components for these adjustments were based on Burger King Worldwide’s existing deferred taxes on the debt that will be extinguished and the deferred taxes on Tim Hortons TRS and stock-based compensation liability that will be settled as a result of the transactions. The Registrants have revised footnote (7) on page 253 of the Registration Statement accordingly.

59.	Staff’s comment: Refer to footnote (8). We note from the disclosure in footnote (8) that you valued the warrants to purchase 8.4 million shares of Holdings common stock at an exercise price of $.01 per share at $31.30 based on Burger King Worldwide’s stock value of August 28, 2014 of $31.31. Please explain why you believe it was appropriate to value these warrants in this manner when your disclosure indicates that you plan to determine the actual purchase price for the warrants using the Black-Scholes valuation model.

Response: The Registrants respectfully advise the Staff that Berkshire has informed Holdings that it intends to exercise the warrant promptly following the closing of the transactions. Since the warrant is exercisable at a price of $0.01 and is expected to be immediately exercised, the value of the warrant is expected to be near its intrinsic value (as calculated by the Black-Scholes valuation method). The purpose of the Black-Scholes valuation method is to incorporate volatility in the stock price over time and incorporate the possibility that the warrant will not be in the money at the time of expiration. Due to the expected immediate exercise of the warrant, the aforementioned two factors typically evaluated under the Black-Scholes valuation method are not considered to have a significant impact on the warrant’s fair value. Calculating the value of the warrant by utilizing the most-recent share price of Burger King Worldwide’s common stock less the strike price is not deemed to be materially different than the approximate fair value of the warrant using the Black-Scholes valuation method. The Registrants have revised footnote (8) on page 253 of the Registration Statement to remove the reference to a Black-Scholes valuation model and to value the warrant based on the stock price of Burger King Worldwide common stock available at market close on October 17, 2014, which was $29.50.

60.	Staff’s comment: We note that you have reflected the amount assigned to the 30,000 preferred shares issued to Berkshire as mezzanine equity in the pro forma condensed consolidated balance sheet on page 243. Given that the disclosure on page 232 of the filing indicates that these preferred shares are mandatorily redeemable following the tenth anniversary of their issuance, please explain why these preferred shares have not been reflected as a liability in the pro forma financial information pursuant to the guidance outlined in ASC 480-10-25-4. Also, please revise the notes to the pro forma financial information to disclose the significant terms of these preferred shares.

Response: The Registrants respectfully advise the Staff that the Holdings preferred shares issued to Berkshire are not mandatorily redeemable as there is not an unconditional obligation to transfer assets at a specified date or upon the occurrence of an event that is certain to occur. The Registrants have revised the headings “Mandatory Redemption Following Tenth Anniversary” and “Mandatory Redemption Following Triggering Event” on page 253 on the Registration Statement accordingly. The Registrants also have revised footnote (8) on page 253 on the Registration Statement to disclose significant terms of the Holdings preferred shares, including redemption features, classification of the Holdings preferred shares and call price.

61.	Staff’s comment: Refer to footnote (9)(i). Please revise footnote (9)(i) to explain the significant assumptions that were used to calculate or determine this adjustment.

Response: The Registrants respectfully advise the Staff that the tax adjustments to stockholders’ equity for pro forma purposes were determined based on the historical tax impact that had been recognized related to Burger King Worldwide’s existing indebtedness that will be eliminated and Tim Hortons stock-based compensation liability that will be settled, each as a result of the transactions. The Registrants have revised footnote (9) on page 254 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Twelve Months Ended December 31, 2013, page 250

Notes to unaudited pro forma condensed consolidated statement of operations, page 251 For the Six Months Ended June 30, 2014 page 255

Notes to unaudited pro forma condensed consolidated statement of operations, page 256

62.	Staff’s comment: Please revise to disclose historical basic and diluted earnings per share and the related weighted average shares used to compute basic and diluted earnings per share on the face of the pro forma statements of operations. Refer to the guidance outlined in Rule 11-02(b)(7) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants have revised the pro forma statements of operations on pages 259 and 265 of the Registration Statement to disclose the historical basic and diluted earnings per share for Burger King Worldwide and Tim Hortons and the weighted average number of shares used to compute basic and diluted earnings per share.

63.	Staff’s comment: Please explain why you believe it is appropriate to reclassify $12.7 million of income from equity method investments in Tim Hortons’ historical financial statements to offset asset impairment charges by $2.8 million and to adjust other operating (income) expense by $9.9 million. Similarly, please explain why an adjustment decreasing income from equity method investments by $9.9 million and increasing other operating expenses by this amount was included in the pro forma condensed statement of operations for the six months ended June 30, 2014.

Response: In response to the Staff’s comment, the Registrants have added a footnote on page 256 of the Registration Statement to clarify the reclassifications in the December 31, 2014 unaudited pro forma condensed consolidated income statement of:

•	$12.7 million in losses from Burger King Worldwide equity method investments from “Other operating (income) expenses, net” to “(Income) loss from equity method investments”, and

•	$2.8 million in Tim Hortons asset impairment charges from “Asset impairment” to “Other operating (income) expenses, net”.

The net impact of these two reclassifications is a reduction in “Other operating (income) expenses, net” of $9.9 million. These reclassifications were made to conform the presentations of Burger King Worldwide and Tim Hortons “(Income) loss from equity method investments” and “Asset impairment” charges on a combined basis.

The Registrants have also added a footnote on page 262 of the Registration Statement to clarify the reclassification in the June 30, 2014 unaudited pro forma condensed consolidated income statement of $9.9 million in losses from Burger King Worldwide equity method investments from “Other operating (income) expenses, net” to “(Income) loss from equity method investments.”

64.	Staff’s comment: Within Note (b)(i) on pages 251-252 and (B)(i) on page 256, you state that you have calculated the amortization expense for intangible assets acquired from Tim Hortons based upon a 23 year useful life, which is consistent with Burger King Worldwide’s useful lives for franchise agreements. Please explain to us how you determined it was appropriate to utilize the same useful life for the Tim Hortons franchise agreements as utilized for the Burger King Worldwide franchise agreements, noting any similarities and differences between the two.

Response: The Registrants respectfully advise the Staff that Burger King Worldwide and Tim Hortons both operate in the quick service restaurant sector. The franchise agreements for Burger King Worldwide typically have terms of 20 years. The franchise agreements for Tim Hortons typically have an initial term of 10 years, plus one renewal period of an additional 10 years (i.e., 20 years total). The franchise agreements for both Burger King Worldwide and Tim Hortons typically require the payment of a franchise fee every 20 years and the payment of royalties by franchisees.

The Registrants recognize that the average remaining life of existing franchise agreements and turnover or churn rate of franchisees may be deemed to differ between Burger King Worldwide and Tim Hortons once evaluated in connection with valuation studies to be completed in connection with the application of acquisition accounting. Consequently, the Registrants have revised the disclosures in footnotes (b)(i) and (B)(i) on page 257 of the Registration Statement to include the impact of increasing or decreasing the estimated useful life of the Tim Hortons franchise agreement intangible asset by 10 years.

65.	Staff’s comment: In a related matter, it appears that this adjustment only provides for amortization of the franchise agreements acquired and not for amortization of the Tim Hortons trade name with an estimated fair value of $4,166.2 million. Please explain in detail why you believe this acquired trade name should be accounted for as indefinite lived intangible asset.

Response: The Registrants respectfully advise the Staff that they considered the guidance in ASC Topic 350 when assessing the useful life of the Tim Hortons brand. Specifically, the Registrants determined the maintenance expenses associated with obtaining future cash flows from the Tim Hortons brand are insignificant in comparison to the estimated value of the brand. Further, there are no known effects of obsolescence, competition or other economic factors that would indicate limitations in the Registrants’ future use of the Tim Hortons brand. Similarly, there are no legal, regulatory or contractual provisions that will limit the Registrants’ use of the Tim Hortons brand.

Based on the foregoing, the Registrants concluded that the Tim Hortons brand has an indefinite life, as it is expected to contribute to the Registrants’ cash flows indefinitely subsequent to the transactions, and there are no legal, contractual, competitive, economic or other factors that limit the useful life of the Tim Hortons brand to the Registrants.

66.	Staff’s comment: Refer to footnote (c) on page 252 and footnote (C ) on page 257. Please explain in footnote (c) why historical stock based compensation expense associated with Tim Hortons’ stock options and DSU’s is being eliminated in connection with the acquisition transaction. Your revised disclosure should explain whether these stock-based awards are being settled in connection with the acquisition transaction and the consideration being issued in connection with their settlement. Your revised disclosure should also explain how such settlement will be accounted for including whether the consideration issued will be accounted for as part of the purchase price for the acquisition transaction or as an expense and the basis for your planned accounting treatment.

Response: The Registrants have revised footnote (c) on page 257 of the Registration Statement and footnote (C) on page 263 of the Registration Statement to explain why historical stock compensation expense associated with Tim Hortons stock options and DSUs is eliminated in connection with the transactions. These disclosures have also been modified to explain that these awards are being settled in connection with the transactions and to describe the consideration being issued with their settlement. These disclosures provide further clarity on why historical RSU expense is a reasonable proxy for determining pro forma stock-based compensation expense.

67.

Staff’s comment: Please explain in footnote (c) on page 252 and footnote (C) on page 257 the nature of the line item described as “elimination of TRS income /expense” and explain why this income or expense is being eliminated in connection with the Tim Hortons acquisition transaction. Also, we note that you include adjustments in the amounts of $6.3 million and $2.4 million for expense associated with Tim Horton’s replacement awards and that this amount is based on historical RSU expense incurred which is assumed to be a reasonable proxy for future stock-based compensation expense.

Please revise to disclose the number and terms of the replacement awards that will be issued for Tim Hortons’ outstanding RSUs and explain in further detail why you believe historical RSU expense is a reasonable basis for determining pro forma expense associated with the replacement awards.

Response: The Registrants have revised footnote (c) on page 257 of the Registration Statement and footnote (C) on page 263 of the Registration Statement to explain the nature of the line item described as “elimination of TRS income/expense” and why it is being eliminated in connection with the transactions. These disclosures have also been modified to explain why the Registrants believe that historical RSU expense is a reasonable basis for determining pro forma stock-compensation expense related to the replacement awards, as further explained in the revised disclosures in footnote (c) and (C) of the Registration Statement.

68.	Staff’s comment: Please revise footnote (d) on page 253 and footnote (D) on page 257 to disclose the method used and period over which the debt issuance costs from the new term loan facility and notes and the original issue discount on the new term loan are being amortized to expense.

Response: The Registrants respectfully advise the staff that amortization is calculated on a straight-line basis over seven years for the New Term Loan Facility and original issue discount, and 7.5 years for the Notes. The Registrants have revised footnote (d) on page 258 and footnote (D) on page 264 of the Registration Statement to disclose the amortization method and period. There would not be a material difference between using a straight-line method and an effective interest rate method.

69.	Staff’s comment: We note from the disclosure in footnote (d) on page 253 and footnote (D) on page 257 that the estimated interest rate used in computing the adjustments reflected in footnote (d) is for illustrative purposes and reflects assumptions with respect to the debt financing for the transactions. Please tell us in further detail the basis for the assumptions used including the specific terms for which you currently have commitments for borrowings under the New Term Loan Facility and the expected terms of the Notes to be issued by Holdings.

Response: The Registrants respectfully advise the Staff that the New Term Loan Facility will be funded into an escrow account on October 27, 2014. The loans under the New Term Loan Facility will bear interest at 350 basis points plus 1-month LIBOR, where the LIBOR component is subject to a 1.0% floor. For pro forma purposes, we determined that the New Term Loan Facility would have an interest rate per annum equal to 4.5%, as LIBOR is currently below the 1.0% floor. The New Term Loan Facility has an original issue discount of 1.0%, which will reduce total cash proceeds received from the lenders.

The Notes were funded at par into an escrow account for the full $2.25 billion principal on October 8, 2014. The Notes bear a fixed interest rate per annum equal to 6.0%. The Registrants’ pro forma assumptions in the Registration Statement have been updated to reflect the final definitive terms of the Notes.

The Registrants’ revised weighted average interest rate for the New Term Loan Facility and Notes is 4.88%.

70.	Staff’s comment: Refer to footnote (e) on page 253 and footnote (E) on page 258. Please revise to disclose the historical income tax rates that were used to compute the tax effect of eliminating interest expense on existing indebtedness and the tax effect of eliminating stock-based compensation expense.

Response: The Registrants respectfully advise the Staff that the historical tax rate used to calculate the tax effect of eliminating interest expense on existing indebtedness was identified for each subsidiary of Burger King Worldwide and Tim Hortons that held existing indebtedness. The tax effect of eliminating stock-based compensation expense related to Tim Hortons stock-based compensation arrangements was also identified. The Registrants have revised footnote (e) on page 259 and footnote (E) on page 264 of the Registration Statement accordingly.

71.	Staff’s comment: We note that you have reflected the preferred stock dividends and the adjustment to recognize the preferred stock issued to Berkshire at its anticipated redemption value as preferred stock dividends in your condensed consolidated statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014. Given that these preferred shares appear to be mandatorily redeemable, please explain why you have not reflected these amounts as components of interest expense pursuant to the guidance outlined in ASC 480-10-35-3. In a related matter, please explain how your recognition of the adjustment to recognize the preferred stock at its anticipated redemption value during the year ended December 31, 2013 complies with the guidance outlined in ASC 480-10-35-3.

Response: The Registrants respectfully advise the Staff that, as noted in response to Comment 60, the Holdings preferred shares are not considered to be mandatorily redeemable for accounting purposes since Holdings does not have an unconditional obligation to redeem the shares at any point. Therefore, the guidance in ASC 480-10-35-3 is not applicable.

In calculating the adjustment to recognize the Holdings preferred shares at their anticipated redemption value, we followed the guidance set forth in ASC 480-10-S99-3A. This guidance allows us to recognize changes in the redemption value immediately as changes occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period if it is probable that the equity instrument will become redeemable. The Holdings preferred shares are redeemable after the third anniversary of issuance at Holdings’ option. The Registrants believe it is probable that the Holdings preferred shares will be redeemed after the third anniversary of issuance, and thus the Registrants must consider the impact of the redemption price in our calculation of basic earnings per share.

72.	Staff’s comment: Refer to footnote (f)(iii) on page 254 and (F)(ii) on page 258. Given that Tim Hortons had 150,155 and 136,007 weighted average common shares outstanding that were used to calculate its basic earnings per share for the year ended December 29, 2013 and the six months ended June 29, 2014, respectively, and given that each Tim Hortons shareholder will receive .8025 newly issued Holdings common shares as merger consideration, please explain how you determined the Tim Hortons’ weighted average common shares in Holdings of 106.5 million shares as of December 31, 2013 and June 30, 2014.

Response: The Registrants respectfully advise the Staff that the revised Tim Hortons weighted average common shares in Holdings of 107.2 million was determined based on an exchange of 133,639,410 existing Tim Hortons common shares as of June 30, 2014 at an exchange ratio of 0.8025 per share in Tim Hortons. The pro forma shares used to calculate earnings per share as of December 31, 2013 and June 30, 2014 assume that Tim Hortons shareholders will hold 107.2 million common shares in Holdings immediately following the completion of the transactions. The Registrants have revised footnote (f)(iii) and footnote (F)(ii) on pages 259 and 265 of the Registration Statement accordingly.

73.	Staff’s comment: In a related matter, given that Burger King Worldwide shareholders are expected to receive .99 shares of Holdings common shares and .01 shares of exchangeable Partnership units in the merger (or if stockholders make an exchangeable share election, one Partnership exchangeable unit for each Burger King Worldwide common share) as described on page 184 of the filing, please explain why all of Burger King Worldwide’s weighted average shares rather than .99% (or possibly some lesser amount) have been reflected in Holdings earnings per share computations.

Response: The Registrants respectfully advise the Staff that the Partnership exchangeable units are designed to have distribution and voting rights that are substantially equivalent to those of the Holdings common shares. Specifically, pursuant to the terms of the Limited Partnership Agreement of Partnership each Partnership exchangeable unit will be entitled to distributions from Partnership in an amount equal to any dividends or distributions that have been declared and are payable in respect of a Holdings common share. In addition, holders of exchangeable units are entitled to one vote per unit (through a Special Voting Share of Holdings, held in trust for the unit holders) and vote together with the Common Shares and the Preferred Shares as a single class. Accordingly, the Partnership exchangeable units are reflected in the pro forma financial information in the same manner as the Holdings common shares.

The Registrants have revised the disclosure on page 114 of the Registration Statement to explain the Holdings earnings per share computations.

74.	Staff’s comment: Please revise footnote (f) on page 254 and footnote (F) on page 258 to disclose the number of potentially dilutive securities that will be outstanding following the completion of the merger that were not included in the computation of diluted earnings per share because their impact would be anti-dilutive.

Response: The Registrants respectfully advise the Staff that for the year ended December 31, 2013, the potentially dilutive shares are composed of Tim Hortons unvested stock options, Burger King Worldwide unvested stock options and the warrant held by Berkshire. The Registrants have revised footnote (f)(iv) on page 260 of the Registration Statement to disclose the potentially dilutive shares that are outstanding that were not included in the computation of diluted earnings per share because their impact would be anti-dilutive with respect to the December 31, 2013 pro forma statements as a result of the pro forma net loss for the year ended December 31, 2013.

The Registrants have revised the disclosure on page 265 of the Registration Statement for the period ended June 30, 2014, to disclose the potentially dilutive shares that are outstanding that were not included in the computation of diluted earnings per share because their impact would be anti-dilutive.

75.	Staff’s comment: Refer to Footnote (F) on page 258. Please explain in footnote (F)(ii) how you calculated or determined the dilutive effect of Burger King Worldwide’s unvested options and RSUs, Tim Hortons’ unvested options and the warrants held by Berkshire.

Response: The Registrants have revised footnote (F)(iii) on page 265 of the Registration Statement to explain the calculation of the dilutive effect of these RSUs, stock options and warrant accordingly.

76.	Staff’s comment: We note the disclosure indicating that if you exclude the effect of the adjustment to the redemption value related to your 9% cumulative preferred stock held by Berkshire you would have presented pro forma net income attributable to common stockholders, pro forma basic earnings per share and pro forma diluted earnings per share of $153 million $.33 per share and $.32 per share, respectively for the twelve months ended December 31, 2013. Please revise to eliminate this disclosure since it does not appear to be factually supportable and therefore does not comply with Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants have revised footnote (f) on page 265 of the Registration Statement to eliminate the disclosure that excludes the effect of the adjustment of the redemption value on the Holdings preferred shares in the Registrants’ basic and diluted earnings per share calculation.

77.	Staff’s comment: Refer to footnote (G) on page 258. We note the disclosure indicating that as a direct result of the transactions, Holdings expects to incur certain material, nonrecurring charges in the amount of an estimated $49.7 million and $79.6 million for Burger King Worldwide and Tim Hortons, respectively. As it appears these charges are directly attributable to the merger transaction, to the extent these costs are factually supportable, please include a pro forma adjustment reducing stockholders equity for these charges as required by Rule 11-02(b)(6) of Regulation S-X.

Response: The Registrants respectfully acknowledge that nonrecurring charges in the amount of an estimated $49.7 million and $79.6 million for Burger King Worldwide and Tim Hortons, respectively, are directly attributable to the merger and are factually supportable. The Registrants have revised the pro forma disclosure on page 266 of the Registration Statement to clarify that these items have been excluded from stockholders’ equity.

78.	Staff’s comment: Also, please confirm that the amounts of these expenses include the fees paid or to be paid by Tim Hortons to RBC Capital Markets of approximately $47 million as disclosed on page 110 of the filing and the fee of $13.75 million paid or to be paid to Lazard by Burger King Worldwide as discussed on page 121 of the proxy statement.

Response: In response to the Staff’s comment, the Registrants confirm that Tim Hortons estimated expenses of $79.6 million include the fees that will be paid by Tim Hortons to RBC Capital Markets. Additionally, the Registrants confirm that Burger King Worldwide’s estimated expenses of $49.7 million include the fees that will be paid by Burger King Worldwide to Lazard.

Comparison of Rights of Holders of Burger King Worldwide, page 263

79.	Staff’s comment: You state in the third paragraph that this summary is qualified by reference to provisions of the DGCL, the CBCA, and the Ontario Limited Partnerships Act. It is inappropriate to qualify your disclosure by reference to statutory provisions that are not included in the prospectus or annexes or filed as an exhibit to the registration statement. Please revise here and in the third paragraph on page 287 accordingly.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 270 and 294 of the Registration Statement.

*        *        *         *

In addition, the Registrants hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4861.

Sincerely,

/s/ David B. Feirstein
David B. Feirstein

cc:	Joshua Kobza

Jill Granat

Burger King Worldwide, Inc.

Stephen Fraidin

William B. Sorabella

Kirkland & Ellis LLP